UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)

      Waste Systems International, Inc. (f/k/a BioSafe International Inc.)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    94106P209
               ---------------------------------------------------
                                 (CUSIP Number)

                          Wendy Schnipper Clayton, Esq.
                           DDJ Capital Management, LLC
                           141 Linden Street, Suite 4
                            Wellesley, MA  02482-7910
                                  781-283-8500
--------------------------------------------------------------------------------
 (Name, address and telephone number of person authorized to receive notices and communications)

                                December 28, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
  schedule because of Rule 13d-1(b) (3) or (4), check the following box [   ].

  Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

                                  SCHEDULE 13D

CUSIP NO. 94106P209                     PAGE 2 OF 8 PAGES

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     DDJ Capital Management, LLC
     04-3300754
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     SEE ITEM #5                             (a) [ X ]
                                             (b) [   ]
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     OO
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                            [   ]
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Commonwealth of Massachusetts

NUMBER OF           7         SOLE VOTING POWER
SHARES                        10,286,621
BENEFICIALLY        8         SHARED VOTING POWER
OWNED BY
EACH                9         SOLE DISPOSITIVE POWER
REPORTING                     10,286,621
PERSON WITH         10        SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     10,286,621
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [   ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     40.9%
14   TYPE OF REPORTING PERSON *
     IA
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 94106P209                     PAGE 3 OF 8 PAGES

1    NAME OF REPORTING PERSON
     S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     B III Capital Partners, L.P.
     04-3341099
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     SEE ITEM #5                             (a) [ X ]
                                             (b) [    ]
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     WC
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                            [     ]
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF           7         SOLE VOTING POWER
SHARES                        10,286,621
BENEFICIALLY        8         SHARED VOTING POWER
OWNED BY
EACH                9         SOLE DISPOSITIVE POWER
REPORTING                     10,286,621
PERSON WITH         10        SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     10,286,621
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [     ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     40.9%
14   TYPE OF REPORTING PERSON *
     PN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 94106P209                     PAGE 4 OF 8 PAGES

1    NAME OF REPORTING PERSON
     S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     DDJ Capital III, LLC
     04-3317544
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     SEE ITEM #5                             (a) [ X ]
                                             (b) [    ]
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     OO
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                            [     ]
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF           7         SOLE VOTING POWER
SHARES                        10,286,621
BENEFICIALLY        8         SHARED VOTING POWER
OWNED BY
EACH                9         SOLE DISPOSITIVE POWER
REPORTING                     10,286,621
PERSON WITH         10        SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     10,286,621
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [     ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     40.9%
14   TYPE OF REPORTING PERSON *
     OO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 94106P209                     PAGE 5 OF 8 PAGES

ITEM 1.   SECURITY AND ISSUER:

     This Amendment No. 6 to Schedule 13D ("Amendment No. 6") should be read in conjunction with the Schedule 13D dated June 26, 1997 ("Schedule 13D"), Amendment No. 1 to Schedule 13D dated May 11, 1998, Amendment No. 2 to Schedule 13D dated August 3, 1998, Amendment No. 3 to Schedule 13D dated February 26, 1999, Amendment No. 4 to Schedule 13D dated May 6, 1999 and Amendment No. 5 to
Schedule 13D dated July 30, 1999 (collectively, "Amendment Nos. 1-5") each as filed with the Securities and Exchange Commission by DDJ Capital Management, LLC, a Massachusetts limited liability company, and certain affiliates. This Amendment No. 6 amends the Schedule 13D and Amendment Nos. 1-5 only with respect to those items listed below. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto on the Schedule 13D, Amendment Nos. 1-5.

     This filing of this Amendment No. 6 is not, and should not be deemed to be, an admission that the Schedule 13D or any Amendment thereto is required to be filed.

     This statement relates to shares of the common stock , par value of $.01 per share, (the "Shares") of Waste Systems International, Inc. (f/k/a BioSafe International, Inc.) (the "Company"). The principal executive offices of the Company are located at Lexington Office Park, 420 Bedford Street, Suite 300, Lexington, MA 02173.

ITEM 3.   SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

     Item 3 is amended by adding the following paragraph:

     On December 28, 1999, the Fund purchased 13,600 Shares of Series D Convertible Preferred Stock (the "Series D Preferred") through a private placement transaction for cash in the amount of $13,600,000.00. Pursuant to the terms of the Series D Preferred, the shares of Series D Preferred may, at the option of the holder, be converted at any time or from time to time into Shares or automatically upon the occurrence of certain events. Each share of Series D Preferred is convertible into the number of shares determined by dividing the $1,000 purchase price plus accrued and unpaid dividends on such share of Series D Preferred (at a rate of 10% per annum) by the conversion price (the "Conversion Price"). The initial Conversion Price is $6.00, subject to adjustment in certain circumstances. As a result, the Fund may be deemed the beneficial owner of an additional 2,266,666 Shares.

                                  SCHEDULE 13D

CUSIP NO. 94106P209                     PAGE 6 OF 8 PAGES

ITEM 5.   INTEREST IN SECURITIES OF ISSUER:

     Paragraph (a) in Item 5 is deleted in its entirety and amended as set forth below.

     (a) The Fund beneficially owns, and DDJ III and DDJ may be deemed to beneficially own as general partner and investment manager, respectively, of the Fund, 10,286,622 Shares (assuming conversion of all of its Notes, exercise of all its Warrants and conversion of all shares of Series D Preferred - see Item
3), or approximately 40.9% of the Shares of the Company. David J. Breazzano and Judy K. Mencher, each a principal of DDJ, serve on the Board of Directors of the Company and have been granted stock options pursuant to the Company's 1995 Stock Option Plan for Non-employee Directors. As of the date of filing, Mr. Breazzano may be deemed to beneficially own 10,000 shares of common stock as a result of ownership of stock options exercisable within 60 days. As of the date of filing, Ms. Mencher may be deemed to beneficially own 9,870 shares of common stock as a result of ownership of stock options exercisable within 60 days. Other than as set forth in this Item 5, neither DDJ nor any of the DDJ Affiliates and, to the best knowledge of DDJ and the DDJ Affiliates, none of the persons named in Schedule A, beneficially own any other Shares.

ITEM 6.   Contracts, Arrangements, Understandings or Relationships
               With Respect to Securities of the Issuer.

     Item 6 is amended by adding the following paragraph:

     In connection with the private placement entered into on December 28, 1999 described in Item 3 above, the Fund executed a subscription agreement in the form required by the offer and the Company agreed to enter into a registration rights agreement.

                                  SCHEDULE 13D

CUSIP NO. 94106P209                     PAGE 7 OF 8 PAGES


                                   Signature:


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DDJ CAPITAL MANAGEMENT, LLC


By:  / s / Wendy Schnipper Clayton
     -------------------------------------------
     Wendy Schnipper Clayton
     Attorney-In-Fact*

*Limited Power of Attorney filed with the SEC on September 10, 1998.

                                  SCHEDULE 13D

CUSIP NO. 94106P209                     PAGE 8 OF 8 PAGES


     The name and present principal occupation or employment of each executive officer and member of DDJ Capital Management, LLC and each director of the DDJ Affiliates are set forth below. The business address of each person and the address of the corporation or organization in which such employment is conducted is 141 Linden Street, Suite 4, Wellesley, MA 02482-7910. Mr. Breazzano and Ms. Mencher are U. S. citizens.


NAME             PRINCIPAL OCCUPATION OR EMPLOYMENT
=====            =======================================

David J. Breazzano    Principal of DDJ Capital Management, LLC, DDJ Galileo,
                 LLC, DDJ Copernicus, LLC and GP III-A, LLC

Judy K. Mencher  Principal of DDJ Capital Management, LLC, DDJ Galileo, LLC,
                 DDJ Copernicus, LLC, Vice President of DDJ Overseas Corporation, Director of Kepler Overseas Corp. and GP III-A, LLC